

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 26, 2016

Via E-mail
Jon R. Moeller
Chief Financial Officer
The Procter & Gamble Company
One P&G Plaza
Cincinnati, Ohio 45202

> **Re:** **The Procter & Gamble Company**
> **Form 8-K Filed August 2, 2016**
> **File No. 1-00434**

Dear Mr. Moeller:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. In your next earnings release, please provide a more substantive, and concise, discussion of how your non-GAAP measures are useful to investors. Please provide us with your proposed changes in your response letter.

2. We note that you exclude incremental restructuring charges from your selected financial information and non-GAAP financial measures including your Non-GAAP core statement of operations. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

3. You present a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please reconcile without presenting a full non-GAAP income statement in your next earnings release. See Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Robert Shapiro, Staff Accountant, at (202) 551-3273 with any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant

Office of Manufacturing and
Construction